SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DGAP-News: AIXTRON announces record third quarter 2010 results
- Sequential growth in Orders, Revenues & EBIT continues -
- LED lighting gaining momentum -
- 2010 Revenue guidance of ca. EUR 750m (ca. USD 1bn) reiterated -
- 2010 EBIT margin guidance increased to ca. 35% -
- New R&D center open this month -

Aachen, Germany, October 28, 2010 - AIXTRON AG (FSE: AIXA; NASDAQ: AIXG), worldwide leading provider of deposition equipment to the semiconductor industry, today announced the consolidated financial results for the first nine months of 2010.

Key Financials

	2010	2009	9M-9M	2010	2009	Q3-Q3
(in EUR million)	9M	9M		Q3	Q3
Revenues	559.1	184.9	202%	212.7	82.0	159%
Gross profit	294.5	79.2	272%	110.6	34.7	219%
Gross margin	53%	43%	10 pp	52%	42%	10 pp
Operating result (EBIT)	189.6	29.0	554%	82.6	16.7	395%
EBIT margin	34%	16%	18 pp	39%	20%	19 pp
Net result	130.9	20.4	542%	56.8	11.6	390%
Net result margin	23%	11%	12 pp	27%	14%	13 pp
Net result per share - basic (EUR)	1.31	0.23	470%	0.57	0.13	338%
Net result per share - diluted (EUR)	1.29	0.22	486%	0.56	0.12	367%
Equipment order intake	544.3	206.7	163%	200.4	117.6	70%
Equipment order backlog (end of period)	278.7	152.4	83%	278.7	152.4	83%

Financial Highlights
Continuing healthy demand, beneficial volume effects, and a stronger US Dollar have all contributed to the positive business performance in 9M/2010. The gross margin in 9M/2010 was 10 percentage points higher at 53% compared to 9M/2009. The 9M/2010 operating result increased year on year by 554% to EUR 189.6m, with a 18 percentage points higher EBIT margin of 34%, leading to a net result of EUR 130.9m or 23% return on sales. The 9M/2010 net income was up 542% year on year.

Q3/2010 saw a continuation of the positive growth trend in orders, revenues and profitability seen in prior quarters. Supported by ongoing high system demand, mainly fuelled by High Brightness LED backlighting and lighting applications, and positively influenced by the stronger US Dollar, Q3/2010 revenues increased by 11% over the second quarter from EUR 191.8m to EUR 212.7m. The quarterly gross margin declined sequentially by 3 percentage points from 55% in Q2/2010 to 52% in Q3/2010 mainly due to the product and final acceptance mix in the quarter. Despite some offsetting effects on the operating margin from currency hedging and translation expenses, the operating result sequentially increased by 36% to EUR 82.6m in Q3/2010 to result in an EBIT margin of 39%.

Net income improved by 34% over Q2/2010 from EUR 42.3m to EUR 56.8m or 27% of sales. In line with Management expectations; equipment orders were recorded on a very high level (Q1/2010 EUR 168.5m; Q2/2010 EUR 175.4m; Q3/2010 EUR 200.4m), continuing the strong demand trend previously predicted. Approximately 30% of the LED system orders recorded in Q3/2010 were for our new generation systems, launched in Q1/2010.

Management Review
Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'I am delighted that we have once more delivered on what we said we would deliver, namely a very strong set of results with excellent operational leverage. I believe it is a significant moment, when we can report an EBIT figure for the first nine months of the year that is higher than the revenue figure for the same period in the prior year.

Reflecting the positive outlook for our business for the remainder of the year, we have reiterated our full year revenue guidance of ca. EUR 750m, which is more than USD 1 billion at today's exchange rate, and we have increased our EBIT margin guidance to ca. 35% for the year. We continue to see healthy demand in the current quarter, mainly for LED backlighting and increasingly for LED lighting manufacturing systems, which, in my opinion, looking ahead at the next 2-3 years, underlines the very positive outlook for the industry.

With the opening of our new R&D center this month, we plan to even further strengthen our ability to offer the most competitive and compelling technology and value propositions to our customers available on the market.'

Outlook
Reflecting the healthy business development and the current USD/EUR exchange rate levels, the Executive Board reiterates the 2010 full year revenue guidance of circa EUR 750m and has decided to increase the EBIT margin guidance to circa 35%.

Financial Tables
The 9M/2010 results presentation as well as all consolidated financial statements (income statement, statement of other comprehensive income, statement of financial position, statement of cash-flows, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports/Presentations', as part of AIXTRON's Nine Months Financial Report 2010.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, October 28, 2010, 3:00 p.m. CEST (6:00 a.m. PDT, 09:00 a.m. EDT) to review the 9M/2010 results.

From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247 501-899 or +1 (212) 444-0296. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6;
NASDAQ: AIXG, ISIN: US0096061041), please consult our website at:
www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON AG

Date:	October 28, 2010	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO